Exhibit 32

MARCONI AND RT GROUP AGREE CAPITAL RETURN
FROM ULTRAMAST JOINT VENTURE

Agreement to return GBP45 million cash to Marconi and settle all outstanding litigation relating to Ultramast joint venture

London — December 19, 2002 — Marconi plc (MONI) today announced that Marconi Corporation plc has reached agreement with RT Group plc (in members’ voluntary liquidation), and its subsidiary RT Group Telecom Services Limited, on a return of capital from Ultramast, the joint venture set up in December 2000. Subject to completion of the reduction of capital, the agreement provides for both companies to waive all outstanding litigation relating to the joint venture. On completion, RT Group will assume full control of all of Ultramast.

Upon completion of the reduction of capital, which is expected in February 2003, Marconi should receive approximately GBP45 million in cash, of which approximately GBP20 million was paid into court pending the outcome of a lawsuit between the parties in August 2002. The agreement proposes that approximately GBP8 million cash will remain in Ultramast to finance ongoing operations following completion of the reduction of capital.

ENDS/...

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company’s core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company’s aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

The company’s customer base includes many of the world’s largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Copyright (c) 2002 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Contacts

Joe Kelly/David Beck
Public Relations
Marconi PLC
+44 (0) 207 306 1771
joe.kelly@marconi.com

Heather Green
Investor Relations
Marconi PLC
+44 (0) 207 306 1735
heather.green@marconi.com